

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

September 24, 2010

Keith S. Sherin
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

     Re: General Electric Company
              Form 10-K for the Fiscal-Year Ended December 31, 2009
              Filed February 19, 2010
              File No. 001-00035

Dear Mr. Sherin:

     We have reviewed your response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

From 10-K for the Fiscal-Year Ended December 31, 2009

Financial Receivable, page 47

1.   Reference is made to your response to our prior comment 3. In this regard, please provide us with the numerator and denominator used in the calculation of each of your ratios presented in the table within your response to our comment 3 in respect to the allowance as a percent of nonearning receivables in CLL-Europe absent the acquisition of Interbanca S.p.A. Please reconcile the aforementioned numerator and denominator of each ratio to the amounts presented as allowance for losses and nonearning receivables on page 48 in your Form 10-Q for the quarterly period ended March 31, 2010.

2.   We note from your response to our prior comment 3 that the primary reason for the difference in the ratio of allowance for losses to nonearning receivables of 68.7% at the December 31, 2009 as compared to the same ratio at December 31, 2008 and March 31, 2010 is primarily attributable to nonearning accounts with higher levels of collateral value at December 31, 2009, requiring lower levels of specific reserves relative to the remaining impaired loan population. Specially, within your senior secured lending portfolio, 11 accounts were nonearning at December 31, 2009, with a balance of $250 million and a corresponding specific reserve balance of approximately $115 million, respectively. In this regard, please explain to us the underlying contributing factors and circumstance that resulted in these 11 additional accounts having higher levels of collateral value at December 31, 2009 as compared to the collateral value associated with the nonearning receivable loan population at December 31, 2008 and March 31, 2010.

3.   We note your response to prior comment 6 where you indicate that you do not intend to include in your revised proposed disclosure the information from your July 30, 2010 response letter that details the amount of impaired loans that did not require a specific allowance. The disclosure of the amount of the recorded investment for which there is no related allowance for credit losses is a required disclosure under FASB ASC 310-10-50-15 (paragraph 20 of SFAS 114). Accordingly, please revise your proposed revised disclosure to include the amount of the impaired loans that did not require a specific allowance similar to the last two paragraphs of your response to our comment 11 in your July 30, 2010 letter.

4.   We note your response to prior comment 8 where you indicate that since you have the ability to hold collateral subsequent to foreclosure in order to stabilize operating results and maximize recovery, you do not view the satisfaction of foreclosed loans to be solely dependent on the sale of collateral and therefore do not believe that further adjustment of fair value estimates to reflect your estimated cost to sell the property are necessary under FASB ASC 310-10-35-23. We note that the requirement in ASC 310-10-35-23 is not whether you have the ability to hold the collateral for an additional period, but rather whether repayment or satisfaction of the loan is dependent on the sale of the collateral. We note that only if the repayment or satisfaction of the loan is dependent only on the

operation, rather than the sale, of the collateral, the measure of impairment should not incorporate estimated costs to sell. Thus, it would not appear based on your response that you met the criteria to exclude the estimated costs to sell in the valuation of the collateral dependent loan prior to foreclosure. We also note the portion of your response where you provide an indication of the amount of estimated selling costs that would need to be factored in based on your current portfolio of foreclosed real estate. However, the staff notes that the amount of any adjustment would seem to be dependent upon the value of the collateral-dependent impaired loans at each date, and not that the actual value of foreclosed real estate at the most current date. Please revise to clarify your policy, and provide a quantitative analysis of the amount of collateral dependent loans at December 31, 2009, March 31, 2010, June 30, 2010, separately indicating the ones where you believe that the loan satisfaction is dependent upon the sale of the collateral versus the ones where you believe satisfaction of the loan is dependent on the operation of the collateral, along with an estimate of selling costs. For situations where you believe the satisfaction of the loan is dependent upon the operation of the collateral, please provide a description of the types of loans, how you manage the operation of the collateral, and the steps taken to recover the cash flows from the operation of the collateral.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or me at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief